Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 4 DATED JULY 1, 2016
TO THE PROSPECTUS DATED APRIL 28, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2016 and filed with the SEC on May 3, 2016, as supplemented by supplement no. 1 dated May 9, 2016, supplement no. 2 dated May 13, 2016 and supplement no. 3 dated June 3, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	an amendment to the advisory agreement relating to advances from the advisor; and

•	the acquisition and related financing of an office property containing 219,742 rentable square feet in Portland, Oregon.
Amendment to the Advisory Agreement Relating to Advances from the Advisor
In order for our stockholders to earn cash distributions during the early stages of this offering, on June 28, 2016, we entered into an amendment to the second amended and restated advisory agreement with our advisor pursuant to which our advisor agreed to advance funds to us for the distribution record dates through the period ended May 31, 2016 and, to the extent and in the amount requested by us, to advance funds to us equal to an amount up to the cumulative amount of cash distributions declared by us for distribution record dates for the period from June 1, 2016 to June 30, 2016. We agreed with our advisor that we will only be obligated to repay our advisor for the advance if and to the extent that:

(i)
our modified funds from operations (“MFFO”), as such term is defined by the Investment Program Association and interpreted by us, for the immediately preceding month exceeds the amount of cash distributions declared for record dates of such prior month (an “MFFO Surplus”), and we will pay our advisor the amount of the MFFO Surplus to reduce the principal amount outstanding under the advance, provided that such payments shall only be made if management in its sole discretion expects an MFFO Surplus to be recurring for at least the next two calendar quarters, determined on a quarterly basis; or

(ii)
excess proceeds from third-party financings are available (“Excess Proceeds”), provided that the amount of any such Excess Proceeds that may be used to repay the principal amount outstanding under the advance shall be determined by the Company’s conflicts committee, in its sole discretion.

No interest will accrue on the advance being made by our advisor. In determining whether Excess Proceeds are available to repay the advance, our conflicts committee will consider whether cash on hand could have been used to reduce the amount of third-party financing provided to us. If such cash could have been used instead of third-party financing, the third-party financing proceeds will be available to repay the advance.
Acquisition of the Commonwealth Building
On June 30, 2016, we, through an indirect wholly owned subsidiary (the “Commonwealth Building Buyer”), acquired a 14-story Class A office building containing 219,742 rentable square feet located on approximately 0.46 acres of land in Portland, Oregon (the “Commonwealth Building”). The seller is not affiliated with us or our advisor.
The purchase price of the Commonwealth Building was $69.0 million plus closing costs. We funded the purchase of the Commonwealth Building with proceeds from the Commonwealth Building Mortgage Loan (defined below) and proceeds from the primary portion of our now terminated private offering.
The Commonwealth Building was built in 1948 and renovated from 2013 to 2015. As of June 1, 2016, the Commonwealth Building was approximately 94% leased to 25 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the Commonwealth Building is approximately $4.8 million. The current weighted-average remaining lease term for the tenants is approximately 3.7 years. The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $25.57 per square foot.

The Commonwealth Building has one tenant, Quantum Spatial, Inc., that individually occupies more than 10% of the total rentable square feet of the property. The tenant provides spatial analytics intelligence and enablement solutions. This tenant occupies 24,350 rentable square feet or approximately 11% of the total property rentable square feet at the Commonwealth Building. Its lease expires on March 31, 2023, with a five-year extension option. As of June 1, 2016, the annualized base rent for this tenant was approximately $0.6 million, the remaining lease term was approximately 6.8 years and the average rental rate over the remaining lease term was $30.81 per square foot. This tenant represents approximately 13% of the aggregate annual effective base rent of the Commonwealth Building. No other tenant occupies more than 10% of the total rentable square feet of the property.
Related Financing of the Commonwealth Building
On June 30, 2016, in connection with our acquisition of the Commonwealth Building, the Commonwealth Building Buyer entered into a mortgage loan with an unaffiliated lender for borrowings up to $47.4 million, secured by the Commonwealth Building (the “Commonwealth Building Mortgage Loan”). At closing, $41.0 million of the loan was funded and the remaining $6.4 million was available for future disbursements, subject to certain terms and conditions contained in the loan documents. The Commonwealth Building Mortgage Loan matures on July 1, 2021, with two one-year extension options, subject to certain terms and conditions contained in the loan documents, and bears interest initially at a floating rate of 215 basis points over one-month LIBOR. Monthly payments are initially interest-only; however, under certain circumstances described in the loan documents, we may be required to make payments consisting of both principal and interest. The remaining principal balance, all accrued and unpaid interest and all other sums due under the loan documents are due at maturity. We have the right to prepay all or a portion of the Commonwealth Building Mortgage Loan commencing July 1, 2017, subject to certain fees and conditions contained in the loan documents.
KBS GI REIT Properties, LLC (“KBS GI REIT Properties”), our wholly owned subsidiary, in connection with the Commonwealth Building Mortgage Loan, is providing a guaranty of the payment of certain potential liabilities, costs, damages, fees and expenses incurred by the lender relating to the Commonwealth Building Mortgage Loan as a result of certain intentional actions or omissions of the Commonwealth Building Buyer in violation of the loan documents, or certain other occurrences in relation to the Commonwealth Building and/or the Commonwealth Building Buyer, including the recovery of certain funds under the loan documents, as further described in the guaranty. KBS GI REIT Properties is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Commonwealth Building Mortgage Loan in the event of: certain bankruptcy, insolvency or related proceedings involving the Commonwealth Building Buyer as described in the guaranty; and any transfer of the Commonwealth Building Buyer’s interest in the Commonwealth Building in violation of the loan documents or other prohibited transfers and secondary financings related to the Commonwealth Building.

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